SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

The following document was made available to shareholders of Endesa, S.A. (the "Company" or "Endesa") on November 16th, 2005. Endesa shareholders are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Endesa: Stronger business, greater value 9M 2005 Results: Accomplishing Commitments 16 November 2005

Endesa: better project, more value EBITDA Net Income 9M 05 Results: Strong growth in all lines of income statement and in all businesses +16% +33% 2005 Forecast: superior growth >20% >100% Growth clearly above committed trend 2

Substantial growth through all the P&L (euro)M 9M04 9M05* Change Sales Gross margin EBITDA EBIT Net financial expenses Gains on asset disposals Net income Financial leverage * Includes recognition of tariff deficit 9,970 5,593 3,796 2,601 -836 157 1,172 01/01/05 1.50x 12,643 6,498 4,399 3,106 -814 207 1,556 9M05 1.35x +27% +16% +16% +19% -3% +32% +33% Change -0.15x 3

Strong growth in all businesses EBITDA: (euro)4,399M +16% Spain and Portugal Europe Latam +6% +16% +69% EBIT: (euro)3,106M +19% Spain and Portugal Latam Europe +13% +15% +62% Net income: (euro)1,556M +33% Others Latam Spain and Portugal Europe -54% +24% +71% +102% 2% 4

SENSITIVITY ANALYSIS TO TARIFF DEFICIT EBITDA NET INCOME (EURO)M (EURO)M 4,399 4,124 (EURO)3,796M (9M04) 3,295 REST OF GROUP 1,556 1,377 (euro)1,172M (9M04) REST OF GROUP SPAIN AND PORTUGAL 100% recogn. deficit H+N at (euro)36/MWh 0% recogn. deficit 2380 2105 1276 2019 2019 2019 100% recogn. deficit H+N at (euro)36/MWh 0% recogn. deficit 1051 872 333 505 505 505 +16% +9% -13% % CHANGE VS. 9M 04 +33% +17% -28% 5

9M 2005 RESULTS SPAIN AND PORTUGAL

POSITIVE RESULTS THROUGH ALL THE P&L (EURO)M 9M 04 9M 05* CHANGE SALES GROSS MARGIN EBITDA EBIT NET FINANCIAL EXPENSES NET INCOME 4,996 3,432 2,240 1,448 -397 845 6,175 3,659 2,380 1,634 -356 1,051 +24% +7% +6% +13% -10% +24% * Includes recognition of tariff deficit 7

MARGINS IMPROVEMENT DESPITE STRONGER EFFORTS TO ENHANCE QUALITY EBITDA EBIT (EURO)M (EURO)M 2,240 +6% 2,380 1,448 +13% 1,634 1,470 1,617 953 1,181 9M 04 9M 05* 9M 04 9M 05* Distribution Distribution Generation + Supply Generation + Supply * Includes recognition of tariff deficit 8

HIGHLIGHTS OF THE PERIOD INDUSTRY TRENDS: o Sharp growth in demand (+6%) o High pool prices ((euro)59/MWh) - Low hydro production (-40%) - Plant unavailability - High fuel and CO2 costs o (euro)2,500M Tariff deficit as of September 2005 ENDESA SHOWED ITS STRENGTHS: o Lower exposure to hydro conditions (-30% hydro output of Endesa vs. -46% rest of sector) o More competitive fuel costs than peers (-27% cost in CCGTs vs. Iberdrola*) o Efficiency gains: -3% in fixed costs vs. 3Q 04 PROGRESS IN THE CAPACITY PLAN: o CCGT: Colon (400 MW), imminent start of operations; As Pontes (800 MW), construction started; Besos (800 MW), included in Catalonian Energetic Plan o Renewables: +53% in installed wind capacity during the last 12 months * According to Iberdrola's 9M 05 result presentation on 20 October 2005, page 35 9

SPAIN AND PORTUGAL Thermal production diminishes impact of hydro output fall Endesa Mainland ordinary regime Rest of industry ordinary regime generation (GWh) electricity generation (GWh) +8.8% 87,229 94,935 3,057 61,102 -5.4% 57,806 Fuel Oil 1,078 2,029 19,525 16,835 8,686 6,085 27,289 27,216 4,524 5,641 +40% +6% CCGT Coal Hydro 26,716 14,572 -26% -19% Nuclear 9M 04 9M 05 9M 04 9M 05 22,803 7,902 Unit fuel costs (euro)/MWh (*) 27,459 27,863 15,425 30,094 6,273 12.4 16.2 14.3 (e) 21.5 (e) o Unusual period due to low rainfall, conversion of As Pontes plant and downtime at Vandellos plant. Vandellos and Group IV of As Pontes now already running o Importance of coal to ensure supply (*) Does not include pumping 10

SPAIN AND PORTUGAL Highly competitive mainland fuel costs Breakdown of MAINLAND Breakdown of fuel cost unit fuel costs effects ((euro)M) (euro)/MWh Nuclear 9M 04 9M 05 3.5 3.5 1.6% 26.4 28.0 (2) 6.2% 17.7 23.1 30.4% 14.8 19.3 30.7% 47.9 51.2 6.8% 14.5 18.1 24.8% 12.4 16.2 30.2% Increase 82 934 94 CCGT 758 Higher thermal output Domestic coal (1) Increase in raw material prices Imported coal Fuel Thermal average Total average 9M 04 9M 05 Half of the increase is due to higher thermal production deriving from low rainfall Net of coal subsidies. Gross increase from (euro)20.9/MWh to (euro)24.1/MWh. Includes imported coal consumed in domestic coal plants (euro)24.2/MWh without including ATR, comparable to Iberdrola's data in pg. 35 of their 9M 05 presentation of 20 October 2005 11

SPAIN AND PORTUGAL Exceptionally high emission rights deficit due to low rainfall Balance of emission rights in 9M 05 Mton CO2 Deficit Rights allocated 29.8 Emissions produced 9.4 9.4 5.9 23.9 Mainland Islands Economic impact in 9M 05 o Impact aggravated by adverse hydro conditions o CCGTs consumed 77.3% of their annual allocated emission rights while coal plants have consumed 91.3% o Rights deficit cost: (euro)131M (1) (average cost of (euro)22.0 per ton)2 o Limited impact on variable generation costs: (euro)2.3/MWh 1 Before taxes 2 Closing price: (euro)22.85 per ton 12

SPAIN AND PORTUGAL Fixed costs reduction in line with the announced Efficiency Improvement Plan 451 449 479 463 424 398 -6% -3% 1Q04 2Q04 3Q04 1Q05 2Q05 3Q05 o Accumulated 9M 05 +7% (vs. +13% in 1S05) o Quarterly expenses affected by accrual of pension commitments, which in 2004 were recorded in 4Q o Lower growth in costs at the end of fiscal year o Progress of Plan 60x5 in 9M 05: : o Margins improvement: (euro)29M o Costs improvement: (euro)34M 13

SPAIN AND PORTUGAL Significant progess in the accomplishment of the 2004-2009 Strategic Plan EBITDA forecast ((euro)M) CAGR 4,200 2004 Forecast for 2009year-end H+N at (euro)36/MWh 2,472 2,800 3,150 13-27% 10 -12% Target 2005 Forecast o Upbeat prospects for 4Q05, underpinned by: -Efficiency plan -Performance of generation market -4Q04 negatively affected by non- accrual of expenses and absorption of CTCs from previous quarters 14

Endesa Europa 9M 2005 Results

EUROPE Excellent results underscore strength of European electricity business 9M 04 9M 05 Change 416 318 140 -45 1,789 554 +69% +62% +102% -2% +56% +70% 702 515 283 -44 2,798 944 Sales Gross margin EBITDA EBIT Net financial expenses Net income (euro)M 16

EUROPE Sharp increase in net income of the European business EBITDA ((euro)M) EBIT ((euro)M) 5 -10 413 561 702 +69% 5 -10 324 456 515 Snet (*) +62% Snet (*) 54 136 318 416 4 13 +36% +41% ENDESA ENDESA Italia Italia Other Other 9M 04 9M 05 9M 04 9M 05 (*) Snet consolidation since September 2004. Growth Snet: EBITDA + 18%, EBIT + 53% 17

EUROPE

Highlights of the period

Italy

- Strong growth in generation +9%, electricity sales +18% and progress in renewables plan
- Sustained unit production margin (+3%) despite tougher competitive environment
- Completion of Ostiglia and Tavazzano repowering (2,400 MW CCGT now on stream)
- Recognition of €169M of stranded costs +€20M of Nigerian gas (+€45M* in 9M05 results)

France

- Rollout of efficiency plan (savings in fixed costs: €18M)
- Market risk management (EDF contracts) boosts unit margin +13%
- Sidec disposal: €104M; net capital gain €26M

Energy management

- Interconnections management (Italy-France-Slovenia)
- Energy trading
- Arbitrage

(*) €20M correspond to Nigerian gas and €25M to plants

18

EUROPE Italy: Increased activity and sustained unit margins Electricity sales (GWh) +18% Capacity (MW) +11% Fuel Gas Coal Hydro CCGT 12% 15,872 35% 26% 9M 04 9M 05 28% +9% Sales Margin ((euro)/MWh) +3% O&M costs ((euro)/MWh) -10% Output (GWh) 17,329 48% 11% 25% 16% o 700 MW of new wind power projects: 20 MW on stream, 316 MW signed (GAMESA, IDAS and MERLONI, of which 136 MW will come on stream by mid-2006), rest under development o Option agreement signed for LNG terminal in Livorno (4bcm). 25% stake and right to 2bcm. The Monfalcone plant (8bcm) is under development 19

EUROPE France: Efficiency improvement and market risk management Efficiency (employee/MW) Electricity sales (GWh) -13% -7% 0.46 0.43 Production margin ((euro)/MWh) +13% EBITDA ((euro)M) +18% O&M costs ((euro)/MWh) -19% 9M 04 9M 05 o EDF contracts: Energy sales optimization with better margins o Progress in the Industrial Plan 20

EUROPE Energy management Management of interconnections -RTE (France-Italy, 1,050 GWh) -GRTN (France-Italy, 50 GWh) -HSE (Slovenia-Italy, 168 GWh) Supply to customers: Portfolio of 10TWh in 2005 Trading operations in Europe that hedge rest of GEE activities: EEX (Germany), Powernext (France) and APX (Netherlands) Fuel and CO2 costs hedging and risk management Net Income E. Trading: (euro)20M o Net Income E. Italia: (euro)24M o CO2 savings o Margin growth Net Income Snet: 5 M(euro) o Improved deviations 21

ENDESA EUROPE Significant progress in the accomplishment of the 2004-2009 Strategic Plan 535 850 1,050 +59% CAGR 13 -15% EBITDA forecast ((euro)M) o EBITDA 2005 includes (euro)58M of exceptional items o Positive outlook for 4Q 2005. 2004 2005 2009 Forecast Target 22

EUROPE Poland: DOLNA ODRA provides an opportunity to penetrate a highly attractive market Strategic interest: o Large emerging market with limited risk o Scope to achieve critical mass and efficiency improvements Description: o Installed capacity: 1,960 MW o Production in 2004: 5.1 TWh o 100% coal from Silesia Process: o Exclusive 4-week negotiation o Possibility of local and financial partners Targets o Return > 12% o Double EBITDA by 2009 o Accretive from outset EBITDA 2002 2005 Increm. 276 680 2.5 x 95 170 1.8 x E. ITALIA SNET 63 2 xD. ODRA (2004) 23

Endesa Latin America 9M 2005 Results

LATIN AMERICA Solid growth in earnings 9M 04 9M 05 Change 1,145 840 109 -347 3,183 1,602 +16% +15% +71% +4% +15% +18% 1,323 964 186 -362 3,670 1,893 (euro)M Sales Gross margin EBITDA EBIT Net financial expenses Net income 25

LATIN AMERICA EBITDA growth in all businesses and countries Generation and Distribution Transmission ((euro)M) ((euro)M) +8.1% +20.4% 736 96 114 160 171 188 250 139 13198 70 613 681 509 Argentina Brazil Chile Colombia Peru 146 177 130 139 123 20261 41 49 54 9M04 9M05 9M04 9M05 26

LATIN AMERICA EBIT growth in all businesses and countries Generation and Distribution Transmission ((euro)M) ((euro)M) +5.0% +21.6% 548 444 522 127 117 80 365 171 104 51 Argentina Brazil Chile Colombia 152 20 69 87 129 135 115 121 84 42 Peru 96 119 28 32 9M 04 9M 05 9M 04 9M 05 27

LATIN AMERICA Highlights of the period Favourable environment o Widespread growth in sales (+5.5%) and production (+5.4%) o Margin improvement -Increase in node prices in Chile -Improvement in rainfall from August -Tariff revisions at Coelce and Edelnor o General currency appreciation Shareholding & regulatory management o Progress in key shareholding restructurings -Endesa Brasil set up, operating subsidiaries created -Chilectra-Elesur merger proceeding according to schedule o Bright prospects in Argentina, but still some uncertainties -Edesur-Uniren agreement -Agreement to operate and manage generation projects (Foninvemem) -Negotiations between Argentina and Brazil to set up new interconnection framework Financial optimization o Increase in cash returns to Spain, in line with targets o Rating upgrade and rise in ENI and EOC share prices 28

LATIN AMERICA Growth in unit margins above announced targets Generation margin USD/MWh DAV distribution USD/MWh +20.3%(2) 20,2 23,2 27,9 +14.9% 18,1 18,5 20,6 +11.4%(1) +2.2% 9M 03 9M 04 9M 05 9M 03 9M 04 9M 05 (1) In euros +8.0% (2) In euros +16.7% Strategic Plan Growth CAGR +4.5%(3) CAGR +2.6%(4) (3) In euros +4.3% (4) In euros +2.3% 29

LATIN AMERICA Cash returns in line with Strategic Plan Dividends received Capital reductions Total 9M 04 9M 05 15.9 213.2 156.5 53.2 250 750 229.1 209.7 1,000 2005-2009 Strategic PlanUSD M USD M 30

LATIN AMERICA Capital markets performance Performance of ADRs (%) % EOC ENI Performance ADRs 2004 Cum. 1H05 Cum. 9M05 USD M 2003 90 100 110 120 130 140 150 160 170 180 Dec-04 Mar-05 Mar-05 Apr-05 Apr-05 May-05 May-05 Jun-05 Jun-05 July-05 July-05 July-05 Aug-05 Aug-05 Sept-05 Sept-05 Oct-05 ENI 15.6% 22.7% 34.4% EOC 55.9% 36.5% 63.4% Market cap ENI EOC 4,737 3,224 5,489 4,929 6,886 6,856 7,444 8,077 Jan-05 Jan-05 Feb-05 Feb-05 ENERSIS Moody's Ba1, Stable Outlook Ba1, Positive Outlook Rating BBB-Positive BBB-Positive ENDESA CHILE Moody's Ba1, Positive Outlook BBB-Positive Rating Ba1, Stable Outlook BBB-Stable Outlook Rating 2004 June 05 September 05 31

LATIN AMERICA Significant progress with the 2004-2009 Strategic Plan EBITDA forecast ((euro)M) CAGR 7-9% 2,250 +15% 1,750 o Favourable macroeconomic conditions: 1,522 -Demand growth -Stable exchange rates o Regulatory management: -Margins improving 2004 2005 2009 Forecast Target 32

9M 2005 Results Financial Analysis Member of Dow Jones Sustainability Indexes 06

FINANCIAL ANALYSIS Moderate growth in consolidated debt despite financing of tariff deficit Financial Analysis (euro)M Spain & Portugal and other Italy Enersis Net debt at 1/1/05 Cash Flow Investments-Divestments FX WC and other Dividends Net debt at 09/30/05 FY05 forecast 18,698 4,081 1,293 13,324 2,929 2,009 880 856 905 20,419 5,063 995 14,361 ~18,000 o In 4Q 05, +(euro)2,221M of cash inflow from Auna disposal o Tarriff deficit financing: (euro)744M 34

FINANCIAL ANALYSIS Lower leverage and stable cost of debt Financial leverage Cost of debt 2002 2003 2004 '1/1/05 1Q05 2Q05 3Q05 2.03 1.53 1.32 1.49 1.44 1.42 1.347 2002 2003 2004 1Q05 2Q05 3Q05 Endesa ex-Enersis 4.18% 4.30% 4.29% 0.0413 4.12% 4.06% Total cost 5.05% 5.17% 5.48% 0.0535 5.45% 5.41% Enersis 7.05% 7.77% 8.79% 0.0921 9.42% 9.33% Key aspects of the debt o Average life: 5.4 years o Improvement in EBITDA interest cover from 5.3x to 5.9x o Lower cost of Group debt, based mainly on lower average cost of debt in Spain o Net debt/EBITDA: 3.6x 35

FINANCIAL ANALYSIS 9M 05: Positive cash flow in all businesses, exceeding capex needs (euro)M Este 1669 502 766 Oeste 1550 139 388 + 13.5% + 34.2% + 15.2% o Free Cash Flow before dividends of (euro)570M o Total financial investments of (euro)342M

FINANCIAL ANALYSIS Disposal of telecoms business now completed (euro)M Equity value (100%) Stake sold Sale price Net capital gain Partial disposal of Auna Smartcom disposal 8,017 406 27.7% 100% 2,221 408 1,060 51 Endesa still holds 5.01% of Auna with a minimum gross capital gain of (euro)179M 37

FINANCIAL ANALYSIS Dividends plan in line with targets in the 2004-09 Strategic Plan Dividends from ordinary activities CAGR > 12% Dividends from disposals 100% pay-out of capital gains Minimum of 2 (euro)/share minimum +12% 2004 dividend Dividend from ordinary activities Dividend from Auna Other dividends from sales (minimum) Total dividend 2005 ((euro)/share) Final dividend Interim dividend 0.2720 0.305 0.8 ~1.0 >0.2 >2.0 0.7382 >0.8 Note: Dividends policy subject to AGM's approval 38

9M 2005 Results Conclusions Member of Dow Jones Sustainability Indexes 06

CONCLUSIONS EBITDA growth above targets o Growth above targets: - 2004-2009 Targets: 10-11% - 2005 Forecast: 20-27% EBITDA (M(euro)) 2005E 2009 Target Forecast for year-end 2004 H+N at 36(euro)/MWh 20-27% CAGR 10-11% 5.750 7.500 4.521 5.400 40

CONCLUSIONS Net Income growth above targets o Growth above targets: - 2004-2009 Target: >12% - 2005 Forecast Excl. Auna: 15-35% Incl. Auna*: >100% 2004 2005E 2009 Target Forecast for H+N at year-end 36(euro)/MWh (M(euro)) CAGR >12% 2,200 15-35% 1,253 1,700 1,450 * 2.760 - 2.510 M(euro) 41

CONCLUSIONS Accomplishing our commitments with shareholders EBITDA Growth: Net Income Growth: Dividend from ordinary activities: Dividend from divestments: Financial Leverage: 05 Forecast Commitment Annual until 2009 Met >20% +10-11% 15-35%(*) +12% >12% >12% 100% capital gains 100% capital gains 1,2 <1,4 Strong advance to fulfill dividends commitment: >(euro)7,000M in 5 years (*) Growth >100% including Auna's sale 42

CONCLUSIONS Endesa: better project, more value Gas Natural's offer is unacceptable o Price clearly insufficient o Payment with overvalued shares o Project destroys value Endesa offers a stronger business and greater value o Shareholders' return: main priority o Strong organic growth o Management's team commitment 43

9M 2005 Results Appendix Member of Dow Jones Sustainability Indexes 06

RESULTS SUMMARY 2005-2009 Investment Plan (1) Investments net of subsidies and surrenders of distribution business Total investment plan: (euro)14,600M(1) Spain and Portugal 71% Latam business 17% European business 12% (euro) bn 2005 2005-09 Spain and Portugal 2.5 10.3 New capacity 0.9 4.6 Maintenance capex 1.6 5.7 European business 0.4 1.8 New capacity 0.4 1.4 Maintenance capex 0.0 0.4 Latam business 0.5 2.5 New capacity 0.2 0.5 Maintenance capex 0.3 2.0 Telecoms 0.0 0.0 TOTAL 3.4 14.6 45

RESULTS SUMMARY Diversified portfolio provides steady growth in operating indicators Generation (TWh) Sales (TWh) +5% +14% 130.0 137.0 Latam +5% 40.6 42.9 17.0 24.4 72.4 69.7 Latam +5% Europe +43% Spain and Portugal -4% Sales (TWh) +14% 132.4 150.7 38.9 41.0 20.8 34.3 72.7 75.4 9M04 9M05 Latam +6% Europe +64% Spain and Portugal +4% (*) Includes sales outside Spain: 3,059 GWh vs. 2,711 GWh previous year 46

SPAIN AND PORTUGAL Growth in Renewables/CHP Capacity (MW)+ Production (GWh)* Cogen Wind Mini Hydro Other Sales ((euro)M) EBIT ((euro)M) *100% of projects that Endesa consolidates via global consolidation 47

SPAIN AND PORTUGAL The new pricing context means no CTCs are generated GWh/month Tariff deficit 2002 Tariff deficit 9M05 25,000 20,000 15,000 10,000 5,000 0 Jan-00 Jun-00 Nov-00 Apr-01 Sep-01 Feb-02 Jul-02 Dec-02 May-03 Oct-03 Mar-04 Aug-04 Jan-05 Jun-05 No CTCs generated (euro)36.0 Expected scenario CTCs generated Hydro Coal Fuel Nuclear CCGT Final price total mkt 48

SPAIN AND PORTUGAL Insufficient tariff to contain the deficit which is reaching an unsustainable level 2005 tariff: Main components Includes (euro)0.2bn 2000-2002 deficit and (euro)0.5bn Nuclear Moratorium Endesa's share 44%: (euro)1,104M Deficit reduction of (euro)1,300M (-47%), if cap applied to hydro and nuclear revenues (euro) bn 20 15 10 5 0 -5 17.3 13.0 6.8 -2.5 Note: The breakdown of the regulated component excludes 2005 deficit 2005 tariff Generation Regulated Tariff deficit regulated activities in 9M 05 49

SPAIN AND PORTUGAL Positive outlook in front of regulatory problems in the sector Diagnosis of the regulatory situation (consensus) o Absence of effective deregulation due to tariff cap o Inefficiencies in the wholesale market (e.g. CTCs and restrictions) o Regulator suspicious about the credibility of market prices o Non-profitable regulated activities Possible transitory period (until 2010?) o A truly competitive and believable market o CTCs recuperation mechanism unnecessary o Cap on revenues from hydro and nuclear power: o Helps to limit tariff increases o Mitigates the effects of market concentration on price o Additive tariff o Increase in remuneration of regulated activities ENDESA's regulatory proposal o Complete and effective deregulation of the sector and prices o Competitive market o Removal of tariff o Regulated activities with reasonable profitability The tariff does not automatically transfer the market price to end user Improved economic fundamentals in the sector Complete deregulation of the sector 50

SPAIN AND PORTUGAL Fixed costs evolution o Higher costs for new capacity in the islands (euro)19M o No growth of O&M costs in Distribution o Absorption of activity increase in ECYR without increasing costs o Pensions and employment regulation +(euro)37M due to accrual (euro)M (euro)M Disco Genco + Com Other 0&M Personnel 641 644 691 688 680 605 706 673 +7.8% +6.8% +3.8% +11% 1,285 1,379 1,285 1,379 +7.3% +7.3% 9M 04 9M 05 9M 04 9M 05 51

SPAIN AND PORTUGAL 60x5 efficiency plan partially compensates the cost increase derived from growth 80 CCGT 40 Islands 40 Rest of Spain 90 Distribution 50 Commercialization (euro)M 2,013 +300 -155 2,158 2004 Activity increase 60x5 Plan 2005 52

SPAIN AND PORTUGAL Spain: EBITDA Growth 2004-2009 Increased activity and margins: +(euro)1,158M Increased EBITDA generation activity: (euro)+948M See next page Distribution: Islands generation Limited revenues from nuclear and hydro: Regulatory Improvement: EBITDA Growth 04-09 (euro) 1,728M Increased commercial activity: (euro)0M See next page Increased EBITDA generation activity: (euro)+948M 53

SPAIN AND PORTUGAL Spain: EBITDA Growth 2004-2009 Higher contribution margins in ordinary mainland regime Ordinary +598 M(euro) mainland regime: +518 M(euro) Incr. Product Higher O&M costs: -80 M(euro) Increased acFtivity and generation (1): margin: Ordinary +(euro)160M +(euro)948M islands Higher O&M regime: +(euro)120M costs(2): -(euro)40M +4TWh * ((euro)47/MWh + (euro)40/MWh) Incr. activity Pool price 50% tariff +4TWh * (euro)40/MWh Output Increase Prod. margin +4TWh * (euro)10/MWh Output Increase Fixed cost (euro)/MWh +4TWh * (euro)10/MWh Incr. production Fixed cost (euro)/MWh +8 CCGTS * 10 Mill. (euro)/CCGT Output Increase Prod. margin Output GWh Unit gross margin (euro)/MWh -Market revenue -Varible costs (incl. CO2) Gross Margin (euro)M 2004 2009 Dif. 80,756 82,756 2,000 21.3 28.0 6.7 34.8 47.2 12.4 13.5 19.2 5.7 1,720 2,318 598 Special regime: +(euro)310M Increased revenues: +(euro)350M Increased O&M costs: -(euro)40M Note: The presentation of October 3th, 2005 broke down the increase in Ordinary Regime in three effects (480+440-282=638), which corresponds to the sum of the increases in mainland O.R. (518) and island O.R. (120) here displayed. 54

SPAIN AND PORTUGAL

The key assumptions to calculate the increased EBITDA are "conservative"

Hypothesis regarding increased activity

- Increase in mainland output in ordinary regime of **only 2,000 GWh** with 3,200 MW of new installed capacity:
  - ✓ 16,000* GWh increase in CCGTs
  - ✓ 14,000* GWh reduction in coal and fuel-gas
- Increased production in the islands based on growth demand (6% annual)
- 2,200 hours of utilization of new renewable/CHP installations (4,000 GWh production for 1,800MW installed)
- Increase in demand 2004-2009: 4% CAGR
- O&M costs increase linked to activity increase: **€300M**

Market assumptions regarding various commodities in 2009

- Price of electricity market €47/MWh
  - ✓ In line with forward curves in whole of Europe
  - ✓ Cost of new entrant or long term marginal cost
  - ✓ Spark spread: €20/MWh
  - ✓ Clean spark spread: €10/MWh
- Cost of thermal fuel technologies (excl. CO_2)
  - ✓ CCGT €31/MWh
  - ✓ Coal €21/MWh
- NAP which assigns Endesa 50% of its requirements. Cost of acquiring emission rights: €18/tonne

(*) Output based on an equal utilization rate for coal and CCGT plants in 2009 (5,000 hours) despite higher expected competition in for coal (conservative scenario).

55

SPAIN AND PORTUGAL Increase in gross margin in mainland generation business Performance of production and fuel and CO2 production costs Gross margin performance 2004 Unit gross margin: (euro)21.3/MWh -Market revenue: (euro)34.8/MWh -Variable cost -(euro)13.5/MWh Production: 80,756 GWh Gross margin: (euro)1,720M Production Cost fuel (GWh) ((euro)/MWh) Hydro 10,310 3.6 Nuclear 25,567 3.5 Thermal 44,879 21.4 TOTAL 80,756 13.5 2009 Unit gross margin: (euro)28.0/MWh -Market revenue: (euro)47.2/MWh -Variable cost -(euro)19.2/MWh Production: 82,756 GWh Gross margin: (euro)2,318M Production Cost fuel Cost of CO2 (GWh) ((euro)/MWh) ((euro)/MWh) Hydro 10,310 3.2 0.0 Nuclear 25,567 3.6 0.0 Thermal 46,879 25.5 5.6 TOTAL 82,756 16.0 3.2 Difference gross margin 2004 - 2009: +(euro)598M 56

LATIN AMERICA Strong growth in production and sales Generation (GWh) Distribution (GWh) +5.5% +5.4% 42,870 4,108 5,061 9,019 8,855 3,786 3,130 11,666 12,046 13,778 12,086 41,033 40,665 38,905 Argentina +3% 3,356 3,150 7,469 7,165 8,847 8,449 10,863 10,127 10,014 10,498 +5% -17% Brazil +7% +14% Chile +5% Colombia -2% +4% Peru +23% +7% 9M 04 9M 05 9M 04 9M 05 CAGR +3.5% CAGR +5.0% 2004-2009 Strategic Plan 57

LATIN AMERICA Currency recovery and stability vs. US$ 0 0,5 1 1,5 2 2,5 3 3,5 4 Jan-01 May-01 Sep-01 Jan-02 May-02 Sep-02 Jan-03 May-03 Sep-03 Jan-04 May-04 Sep-04 Jan-05 May-05 Sep-05 Argentina 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 Jan-01 May-01 Sep-01 Jan-02 May-02 Sep-02 Jan-03 May-03 Sep-03 Jan-04 May-04 Sep-04 Jan-05 May-05 Sep-05 Brazil Chile Colombia Peru 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Jan-01 May-01 Sep-01 Jan-02 May-02 Sep-02 Jan-03 May-03 Sep-03 Jan-04 May-04 Sep-04 Jan-05 May-05 Sep-05 58

endesa

LATIN AMERICA

Advance in the previously announced shareholding restructuring

1) Brazil (creation of a holding company)


Enersis
Endesa International
Chilectra
Endesa Chile
35.1%
10.7%
46.1%
48.8%
51.2%
55.0%
45.0%
99.6%
ampla
CDSA
15.6%
37.6%
36.4%
10.4%
Investluz
56.6%
2.3%
coelce
Endesa Brasil Holding
100.0%
100.0%
99.6%
91.9%
63.6%
2.3%
Investluz
coelce
36.4%
56.6%

- Holding already set up and subsidiaries already contributed

2) Chilectra-Elesur Merger

- Objectives: to simplify the company's current corporate structure and to optimise costs and taxes.
- Chilectra will be merged into Elesur.
- The merger will lead to an estimated additional €155M results in the next years, mainly through savings in corporate taxes.

3) Restructuring of the Peruvian generation business. In progress as expected.

59

FINANCIAL ANALYSIS Debt structure aligned with needs and business risk Currency hedging Interest rate hedging By Currency Debt (euro) M By Interest rates Debt (euro) M 15,356 5,063 20,419 15,356 5,063 20,419 3% 97% 27% 48% 25% 6% 7% 14% 73% Euro US Dollar Chilean Peso Others Fixed Hedged Floating 66% 83% 70% 12% 22% 19% 11% 6% 11% Endesa ex-G. Enersis TOTAL Endesa ex-G. Enersis TOTAL Enersis Enersis Currency risk is limited by denominating debt in the same currency in which cash flows are generated The high percentage of interest rate hedging reduces volatility in financial expenses 60

FINANCIAL ANALYSIS Endesa Spain debt maturities Gross balance of maturities outstanding at 30 September 2005: (euro)15,652M(*) (*) NOTE: This gross balance differs from the total financial debt figure as it does not include outstanding execution costs nor the market value of derivatives which do not imply any cash outflow. 7,913 4.356 3.557 (euro) M Bonds Bank debt Notes (1) 1,382 2,237 1,667 1,197 767 489 279 889 262 841 110657 399 1.067 1.824 413 600 90 308 4Q05 1H06 2H06 2007 2008 2009 2010+ o ENDESA's liquidity in Spain stands at (euro)4,267M ((euro)539M in cash, (euro)2,228M in available credit lines and (euro)1,500M from the new syndicated loan) is sufficient to cover debt maturities falling due in the next 15 months which will increase in 4Q due to the AUNA sale. (1) The notes issued are backed by long-term credit lines, renewed on a regular basis. 61

FINANCIAL ANALYSIS Enersis debt maturities Gross balance of maturities outstanding at 30 September 2005: (euro)5,527M(*) (euro) M 2,506 Bonds Bank debt 815 712 718 181 310 606106 285 176 164 145 109 17 165 480 238 699 116 439 2,067 4Q05 1H06 2H06 2007 2008 2009 2010+ o Enersis has liquidity of (euro)476M to cover debt maturities falling due in the next eight months (*) NOTE: This gross balance differs from the total financial debt figure as it does not include outstanding execution costs nor the market value of derivatives which do not involve any cash outflow. 62

Disclaimer Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA, net income and dividend forecasts for the year ending December 31, 2005 and the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where Endesa operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels. For all of the forward-looking statements in this presentation, Endesa claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities. Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us. Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward- looking statements can be found under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2004. No assurance can be given that the forward-looking statements in this document will be realized. Neither Endesa nor any of its affiliates intends to update these forward-looking statements. 63

16 November 2005 Endesa: Stronger business, greater value 9M 2005 Results: Accomplishing Commitments